

EquityPoint
Investment Partners

United States
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

September 10, 2009

RE: ***EquityPoint, LLC Fund I Series***
Form 1-A
Originally Filed on August 11, 2008
File No. 24-10220

Dear Ms. Reilly:

We are hereby requesting acceleration of effectiveness of the above referenced Form 1-A, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 4:00 P.M. EST on Monday, September 14, 2009 or as soon as there after practicable.

In conjunction with this request for acceleration of the effective date of the above referenced Form 1-A, the issuer acknowledges that:

- the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert the Commission's action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information to grant effectiveness, please advise.

Please notify the undersigned upon effectiveness of the Form 1-A at my fax at 951-602-6049.

Thank you for your assistance.
Sincerely,

Matt Buckels
Managing Member EquityPoint, LLC Fund I Series,
Acting as Chief Executive Officer and Chief Financial Officer

Darrell Troyer
Managing Member
EquityPoint, LLC Fund I Series

1800 Washington Ave.
Vincennes, IN. 47591-0472

800-910-0375 toll free
812-886-5856 fax
invest@equitypoint.net